Exhibit 23(a)



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 28, 2008, relating to the consolidated financial statements and financial statement schedule of ITT Corporation and subsidiaries ("the Company") (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company's adoption of new accounting standards) and the effectivenss of the Company's internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of ITT Corporation for the year ended December 31, 2007.



/s/ Deloitte & Touche LLP
New York, NY
May 15, 2008